

Mail Stop 3720

November 13, 2007

Thomas D. Allen
Executive Vice President & Chief Financial Officer
ACME Communications, Inc.
2101 E. Fourth Street, Suite 202 A
Santa Ana, California, 92705

      Re: ACME Communications, Inc.
                Form 10-K for Fiscal Year Ended December 31, 2006
                Filed March 30, 2007

                Forms 10-Q for Fiscal Quarters Ended June 30, 2007
                File No. 0-27105

Dear Mr. Allen:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                Sincerely,

                Larry Spirgel
                Assistant Director